ALLIED GOLD LIMITED

Investor Roadshow
November 2008

Mark Caruso – Executive Chairman
Frank Terranova – Chief Financial Officer



Cautionary Statement

ALLIED GOLD LIMITED

Forward-Looking Statements

This presentation contains forward-looking statements concerning the projects owned by Allied.

Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralization that will be found if and when a deposit is developed and mined.

Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy

This communication is not a solicitation of a proxy from any security holder of Allied, nor is this communication an offer to purchase nor a solicitation to sell securities.

Any offer will be made only through an information circular or proxy statement or similar document.

Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information.

Any such document would be filed by Allied with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).

Directors & Key Management

ALLIED GOLD LIMITED

Mark Caruso - Executive Chairman

- Experienced Director of publicly listed companies with extensive experience in mining and heavy industries.
- Proven track record in project delivery.
- Expertise in operating in challenging operating environments.

Greg Steemson - Non Executive Director

- Qualified geologist and geophysicist with extensive experience in exploration and the development and management of mining projects.

Anthony Lowrie - Non Executive Director

- Significant international corporate finance and equity market experience.
- London based Managing Director of ABN AMRO Bank.

Peter Torre – Company Secretary

- Provides company secretarial services to a range of listed companies.
- Formerly a senior partner in an internationally affiliated firm of Chartered Accountants.

Frank Terranova - Chief Financial Officer

- Extensive experience in corporate finance and financial risk management, predominantly in mining and manufacturing. Held senior finance roles at various listed companies.

Directors & Key Management

ALLIED GOLD LIMITED

Ross Hastings – General Manager Resource Development

- Over twenty years experience in the mining industry, specifically involving the discovery and development of gold and copper projects in Papua New Guinea and Australia.
- Extensive experience in geological matters and mine engineering experience.

Phil Davies – Chief Geologist

- Qualified geologist with extensive experience in exploration and the development and management of mining projects.

William Searson -

- Independent Mining Consultant involved in the Simberi Project since 1995.
- A testament of Bill's relationship and respect by the key stakeholders, landowners and the communities on Simberi and other Islands in the Tabar Group is the harmonious relationship present between Allied & the communities.

Corporate Management -

- Lean highly skilled corporate team focused on corporate governance and value adding.

Key Statistics

ALLIED GOLD LIMITED

Market Information

ASX code:	ALD
AIM code:	AGLD
Share price 23 Oct	A$0.205
Shares on issue:	410,994,276
Options (unlisted):	16,703,261
Market capitalisation:	$A84,253,827
Enterprise Value (EV)	$A92,153,827

Range of holdings	Number of shareholders	Number of shares
1 – 1,000	520	234,141
1,001 – 5,000	743	2,137,694
5,001 – 10,000	465	3,872,288
10,001 – 100,000	913	31,320,198
100,001 and over	152	373,429,955
Total holders	**2,793**	**410,994,276**

Major shareholders

HSBC Custody Nominees (Australia) Ltd	37.76%
Computershare Clearing Pty Ltd	18.50%
Auriongold Limited	4.68%
Mineral Commodities Limited	4.27%
National Nominees Limited	3.99%
Citicorp Nominees Limited	3.28%
Mr Mark Victor Caruso	3.06%
	75.54%

Substantial shareholders:

M&G Investment Management Ltd	19.79%
Commonwealth Bank of Australia And its subsidiaries	6.12%
Capital Research Global Investors	5.53%
	31.44%

Projects and Assets

ALLIED GOLD LIMITED

PAPUA NEW GUINEA

Tabar Islands Gold Project – 100%
(ML136 – Au resources 3.0Moz)
Tabar Islands Au/Cu Exploration Project – 100%
(EL609) under JV with Barrick Gold



MEXICO

Mapimi Polymetallic Project – 100%

BRISBANE – Head Office

Tabar Islands Location

ALLIED GOLD LIMITED


Tabar Islands
New Ireland
Bismarck Sea
PAPUA NEW GUINEA
New Britain
Solomon Sea
Port Moresby
Coral Sea
N
W
E
S
0
500
km
AUSTRALIA


150°00'E
153°00'E
LIHIR GOLD MINE
Production 600,000oz pa
Resources 45Moz
2°00'S
TABAR ISLANDS GOLD PROJECT
Pacific Ocean
Tabar Group
Lihir Group
New Ireland
Tanga Group
Feni Islands
Bismarck Sea
N
New Britain
6°00'S
Solomon Sea
0
100km

The Region – Part of the Pacific Rim of Fire

ALLIED GOLD LIMITED



TABAR ISLANDS PROJECT
NAUTILUS
LIHIR >40Moz
FRIEDA RIVER 9Moz
GRASBERG >52Moz
WILD DOG
DEEP SEA MINING
PANGUNA 16Moz
PAPUA NEW GUINEA
SOLOMON ISLANDS
OK TEDI 10Moz
PORGERA >22Moz
WAFI 5Moz
VATUKOULA >8Moz
Tonga Trench
TOLUKUMA
MISIMA 5Moz
GOLD RIDGE >2Moz
VANUATU
North Fiji Fracture Zone
New Hebrides Trench
FIJI
MT KASI
Major crustal structures
Major gold or copper-gold deposits (Pacific Rim)

Simberi Project History

ALLIED GOLD LIMITED

1981	Nord Resources Acquisition EL609
1982	Kennecott – Nord – Niugini Mining JV
1993	Tenement reverted to Nord Resources
1996	Feasibility study to mine oxides ML136 awarded
1998	Mine development on hold due to depressed gold price
2003	Allied Gold acquires Nord through scheme of arrangement
2005	Allied completed acquisition of 100% of Tabar Islands and Simberi projects and undertakes bankable feasibility study
2006	Allied proceeded with mine development in October 2006
2007	Commissioning of Plant in Dec 2007. Allied purchases 4 exploration drill rigs
2008	First gold pour Feb 2008. Exploration JV with Barrick Gold March 2008 Allied gold production of 17,642 oz for Sept quarter exceeds target. Resource upgrade to 3 million oz announced in October.

Culture and Team

ALLIED GOLD LIMITED

Delivering outcomes

	In progress	Delivered
Project identified and planned		✓
Processing plant and infrastructure built and operational		✓
Expansion of resources and reserves		✓
Production forecasts achieved		✓

Self Sustaining Approach

	In progress	Delivered
Control over logistics – acquisition of Lady G		✓
Drilling rigs acquired to support exploration		✓
Diversification & growth of asset base	✓	
Capital structure optimised	✓	

Existing Gold Producer

ALLIED GOLD LIMITED

Project Synopsis - Life of mine[1,2]

Parameter	Unit of measure	Result
Ore processed	Millions of tons	17.8
Gold produced	Ounces	692,000
Average gold grade	Grams / ton	1.37
Average gold recovery	%	84
Mining rate	Millions of tons per annum	2.2
Mine life	Years	8.2
Average annual gold production	Ounces	84,000
Development CAPEX and project delivery - **Initial feasibility :** construction cost of AUD80 million, first gold pour December 2007 - **Actual :** construction cost of AUD94 million, first gold pour February 2008.		

1. **Mine plan yet to be optimised.**
2. **Does not reflect potential impact of resource and reserve updates.**

Existing Gold Producer

ALLIED GOLD LIMITED

Project performance - key metrics

Parameter	Unit of measure	Feb to June 2008	Qtr ended 30 Sept 2008	FY 2008/2009 Outlook
Waste mined	tonnes	81,390	36,784	326,741
Ore mined	tonnes	411,297	361,575	1,981,618
Ore processed	tonnes	416,627	336,240	1,832,670
Grade	g/t gold	2.95	1.72	1.46
Recovery	%	84.3	91.6	87.5
Gold produced	ounces	33,068	17,642	85,817
Average cash cost	AUD / oz	482	638	**597***
	USD / oz	365	478	**448**
Average sale price	AUD / oz	815	900	**933**
	USD /oz	733	791	**700**

1. **Mine plan & operational initiatives yet to be optimized. New management team reviewing cost structures.**
2. **Management assumes A$875 as base case price assumption. Cash Cost assume AUD/USD$0.75**
3. Does not reflect potential impact of resource and reserve updates.

Operational improvement initiatives under consideration:

- FIFO roster and travel initiatives
  - indicative annual cost savings AUD1 million per annum
- Reductions in reagent usage including fresh water options & tailings thickener
  - Current reagent spend approx AUD$9.0M or AUD$107 p/oz.
- Fuel costs reductions including diesel alternatives
  - Current diesel fuel spend is estimated at AUD$15.5M or AUD$184 p/oz.
  - Budget rate AUD$1.61 p/litre and budgeted volume 9.6M litres.
  - Heavy Fuel Oil alternatives can significantly reduce cash costs for modest CAPEX.

Existing Gold Producer

Figures as at 30 September 2008

ALLIED GOLD LIMITED

Operating cash flow will retire debt by December 2009


ALD Debt Profile
USD millions
0
5
10
15
20
Aug-07
Oct-07
Dec-07
Feb-08
Apr-08
Jun-08
Aug-08
Oct-08
Dec-08
Feb-09
Apr-09
Jun-09
Aug-09
Oct-09
Dec-09

Hedge program allows significant price participation


Ounces
0
10,000
20,000
30,000
40,000
50,000
60,000
70,000
80,000
90,000
FY2009(rem)
FY2010
FY2011
FY2012
Post 2012
Fixed USD700
Floor USD700
Spot

Pigiput Bay, Oxide Gold Project

ALLIED GOLD LIMITED



Processing Plant and Infrastructure

ALLIED GOLD LIMITED



Shipping and wharf area

ALLIED GOLD LIMITED



Aerial Rope Conveyor

ALLIED GOLD LIMITED



Mining at Samat South

ALLIED GOLD LIMITED


KOMATSU
PC
450
LC

Value Proposition

ALLIED GOLD LIMITED


Existing gold producer generating positive cash flow
Sustainable growth through medium term exploration program
Culture and team
Gold sector and industry fundamentals
Organic growth through near term exploration success

Gold Resources

ALLIED GOLD LIMITED

Simberi Island Gold Resources by Class

	Million Tonnes	Grade (g/t Au)	Oz
Measured	11.97	1.30	500,000
Indicated	17.60	1.01	574,000
Inferred	49.48	1.21	1,926,000
TOTAL	**79.06**	**1.18**	**3,000,000**

- All deposits have open geology
- Exploration cost per oz for the recent Resource upgrade was USD$**2.00**

Simberi mineralization types

Oxide material - extremely weathered (cyanide leach recoveries > 90%), 0.5 g/t Au cutoff

Transitional material – distinctly weathered (cyanide leach recoveries 50-90%), 0.5 g/t Au cutoff

Sulphide material - Slightly weathered to fresh (cyanide leach recoveries generally <50%), 0.5 or 1.0 g/t Au cutoff, variable top cuts.

NB. Includes 8.4mt at 2.7 g/t Au Inferred Sulphide (refractory-type) outside Sorowar and 17.0mt at 0.9 g/t Au Inferred with some Measured and Indicated Sulphide (refractory-type) at Sorowar.

Peer Comparison

ALLIED GOLD LIMITED

Australian Peer Group



Enterprise Value per Resource Ounce
A$ per ounce
250.00
200.00
150.00
100.00
50.00
0.00
NGF
RSG
OGC
ALD
SBM
TAM
KCN
TRY
LGL
BCD
NOM
DOM
SGX
NCM
AVO



Enterprise Value per Reserve Ounce
A$ per ounce
600.00
500.00
400.00
300.00
200.00
100.00
0.00
NGF
RSG
OGC
SBM
KCN
BCD
LGL
ALD
TAM
SGX
DOM
TRY
NCM
NOM
AVO

Similar relativity with global gold sector.

Gold Price Fundamentals

ALLIED GOLD LIMITED

- Outlook for gold price is positive
  - volatile equity markets
  - declining US economic fundamentals
  - re-inflationary Central Bank policies
  - deteriorating outlook for reserve currencies

- Falling worldwide production
- Big producer difficulties in replacing reserves
- Industry consolidation

- Despite the price of gold rising for years, supply from mines is declining
- Supply can't keep up with demand
- Shortfall being made up from scrap, central bank gold sales & stockpiles – all being depleted



AUD & USD Gold Price
Jan 2005 to 27 Oct 2008
$ per ounce
1,600
1,400
1,200
1,000
800
600
400
200
0
USD Gold
AUD Gold

Exploration

ALLIED GOLD LIMITED






120



Simberi Oxides Deposits & Prospects

ALLIED GOLD LIMITED



Legend
> 0.2 g/t gold surface anomaly
Oxide gold resource deposits
Prospect
EL609 Lease
ML136 Lease
Infrastructure location
Settlement / hamlet
Road
Creek
0
1
2
kilometres
N
EL609
ML136
Simberi Island
PATAN
MATANABOL CK
SOROWAR
KEKENMINDA
MONUN CK
PIGIBO
PIGIPUT
Pigiput Camp
BOTLU
Plant Site
Wharf
ADORA
PIGICOW
BEKOU
SAMAT
Airstrip

Organic growth through near term exploration

ALLIED GOLD LIMITED

Exploration history – resource growth



Simberi Total Gold Resources
Resource of 1.49 million ounces when acquired by ALD
Kozs Au
3500
3000
2500
2000
1500
1000
500
0
1996
1998
2000
2002
2004
2006
2008
Years

Includes Inferred, Indicated & Measured All material Types

Organic growth through near term exploration

ALLIED GOLD LIMITED

- Doubling of resource ounces since acquisition by ALD.
- Oxide and sulphide ore bodies.
- Organic growth capability.
- Exploration cost for recently announced 610,000 oz resource upgrade was **USD 2.00** per resource oz.
- Track record in delivering ounces.

Simberi Oxides Resources

ALLIED GOLD LIMITED

	Measured			Indicated			Inferred			All Categories		
Deposit/ Prospect	Mt	g/t Au	Koz	Mt	g/t Au	Koz	Mt	g/t Au	Koz	Mt	g/t Au	Koz
Sorowar	7.91	1.308	330	8.27	1.04	276	4.15	1.1	147	20.32	1.15	754
Pigicow				0.15	1.65	8	0.29	1.3	12	0.44	1.42	20
Bekou				0.04	1.74	2	0.06	1.14	2	0.10	1.40	5
Samat South	0.18	4.20	24	0.02	2.96	2	0.02	2.2	2	0.22	3.88	28
Samat North	0.33	2.05	22	0.07	0.09	0	0.17	1.1	6	0.58	1.51	28
Samat East				0.50	1.31	21	0.07	1.5	3	0.56	1.33	24
Pigiput	0.47	1.21	18	1.00	0.87	28	1.49	0.9	43	2.97	0.93	89
Pigibo							2.10	1.1	74	2.10	1.10	74
Botlu	1.22	1.14	45	0.45	1.23	18	0.31	1.2	11	1.97	1.16	74
Total Oxide	**10.11**	**1.35**	**439**	**10.50**	**1.05**	**356**	**8.65**	**1.08**	**300**	**29.26**	**1.16**	**1,095**

Simberi Oxides Deposits

ALLIED GOLD LIMITED


Total Reserves & In-pit Resources 785koz Au
Sorowar 590koz (13.60Mt @1.35g/t Au)
Pigibo 64koz (1.91Mt @ 1.05g/t Au)
Pigiput 24koz (0.57Mt @ 1.31g/t Au)
Botlu 41koz (0.92Mt @ 1.40g/t Au)
Samat North 20koz (0.24Mt @ 2.61g/t Au)
Samat East 15koz (0.32Mt @ 1.43g/t Au)
Samat South 31koz (0.27Mt @ 4.28g/t Au)

Organic growth through near term exploration

ALLIED GOLD LIMITED



2006 & 2008 Sorowar Resource Footprints
210500 N
2006 envelope
210000 N
209500 N
2008 envelope
209000 N
43500 E
44000 E
44500 E
45000 E

Figure 3

Simberi Oxides New Discovery
Pigiput East

ALLIED GOLD LIMITED



ALLIED GOLD LTD
SIMBERI GOLD PROJECT - PIGIPUT
Drillholes 2008
N
125m
209,250 mN
209,000 mN
208,750 mN
44,250 mE
44,500 mE
44,750 mE
SULPHIDE TARGET
PIGIPUT NORTH
OXIDE TARGET
PIGIPUT EAST
Sulphide Ore Outline @ 75m RL
Pigiput Pit Design
C
C'
SDH011
RC1569
RC1570
RC1574
RC1573DD
RC1575
RC1571
RC1568DD
RC1572DD
RC1548
RC1549DD
RC1550DD
RC1551
RC1642
RC1648
RC1563
RC1641
RC1640
RC1649
RC1650
RC1553
RC1567
RC1554
RC1552
RC1559
RC1560
RC1561
RC1646
RC1565
RC1644
RC1566
RC1654
RC1555
SDH010
RC1651
RC1645
RC1643
RC1653
RC1556
RC1636
RC1635
RC1637
RC1564
RC1647
RC1652
RC1741
RC1557
SDH009
RC1743
RC1638
RC1558
RC1742
RC1562
RC1740
RC1639
Existing Pigiput Pit Outline
Sulphide Ore Outline @ 75m RL
2008 Drillhole Collars

Simberi Oxides New Discovery
Pigiput East

ALLIED GOLD LIMITED



209200N
209100N
209000N
208900N
208800N
N
C
C'
200RL
100RL
RC409
RC796DD
P002
RC1505
RC1844
RC1651
RC1564
SDH009
RC1563
RC1560
RC1561
RC790
RC789
PIGIPUT EAST SCHEMATIC SECTION
44675mE
50m
Au assay histogram
> 0.5 g/t

Pigiput East Drilling Results

ALLIED GOLD LIMITED

RC1636
15m at 2.72g/t gold from 6m, including
1m at 12.9g/t gold from 7m

RC1637
13m at 1.15g/t Au from surface

RC1638
9m at 2.84g/t gold from 6m

RC1640
11m at 1.15g/t gold from 50m

RC1645
8m at 2.27g/t gold from 17m, including
5m at 3.21g/t gold from 20m,
5m at 2.05g/t gold from 100m

RC1562
10m at 1.08g/t gold from 1m
11m at 2.27g/t gold from 69m

RC1563
38m at 2.29g/t gold from surface
5m at 1.30g/t gold from 78m

RC1564
13m at 5.25g/t gold from 8m, including
1m at 11.7g/t gold from 8m
9m at 1.75g/t gold from 52m

RC1567
12m at 1.10g/t gold from surface

SDH009
33m at 1.96g/t gold from surface

Drilling at Sorowar

ALLIED GOLD LIMITED



Sorowar "Inferred Drilling"

ALLIED GOLD LIMITED



44,000 mE
44,500 mE
N
500m
NW SOROWAR HOLES
RC1592
RC1593
RC1594
RC1595
RC1596
NW SOROWAR
Existing Sorowar Pit Outline
Haul/Pit Access Road
Drillhole Collars
210,500 mN
SOROWAR INFERRED INFILL
RC1700
RC1701
RC1702
RC1703
RC1704
RC1705
RC1706
RC1707
RC1708
RC1709
RC1710
RC1711
RC1712
RC1713
RC1714
RC1715
RC1716
RC1717
RC1718
RC1719
RC1720
RC1721
RC1722
RC1723
RC1724
RC1725
RC1726
RC1727
RC1597
RC1598
RC1599
Sorowar Pit
210,000 mN
209,500 mN
SE SOROWAR
SDH011 - PIGIPUT SULPHIDE
ALLIED GOLD LTD
SIMBERI GOLD PROJECT - SOROWAR
SEPTEMBER QUARTER 2008 - Drillholes
Figure 2

Sorowar Inferred Drilling Results

ALLIED GOLD LIMITED

RC1599
5m at 2.17g/t gold from 14m

RC1701
4m at 2.1g/t gold from surface

RC1702
19m at 7.59g/t gold from 2m, including
5m at 20.6g/t gold from 10m

RC1704
6m at 1.26g/t gold from 15m,
9m at 1.34g/t gold from 25m,
10m at 2.64g/t gold from 70m, including
1m at 16.0g/t gold from 79m

RC1707
23m at 2.26g/t gold from 46m,
8m at 4.78g/t gold from 92m

Note gold font indicates sulphide or +/- transitional and oxide material type

RC1711
3m at 3.82g/t gold from 29m, including
1m at 9.48g/t gold from 29m

RC1713
15m at 1.13g/t gold from surface,
11m at 4.20g/t gold from 19m,
17m at 4.12g/t gold from 41m, including
1m at 12.2g/t gold from 52m

RC1714
11m at 1.30g/t gold from 33m,including
2m at 4.71g/t gold from 33m

RC1715
22m at 1.78g/t gold from 28m

RC1716
25m at 1.88g/t gold from 24m, including
10m at 2.94g/t gold from 37m

Simberi Sulphide Resources

ALLIED GOLD LIMITED

	Measured			Indicated			Inferred			All Categories		
Deposit/ Prospect	Mt	g/t Au	Koz	Mt	g/t Au	Koz	Mt	g/t Au	Koz	Mt	g/t Au	Koz
Sorowar	1.31	0.93	39	5.65	0.89	162	29.51	0.84	821	36.46	0.87	1,021
Pigicow							2.00	1.26	81	2.00	1.26	81
Bekou				0.02	1.93	1	0.92	1.39	41	0.94	1.40	42
Samat South							0.06	5.60	11	0.06	5.60	11
Samat North							0.06	5.40	10	0.06	5.40	10
Samat East												
Pigiput							4.70	3.20	484	4.70	3.20	484
Pigibo							1.40	1.50	68	1.40	1.50	68
Botlu							1.50	1.80	87	1.50	1.80	87
Total Oxide	**1.31**	**0.93**	**39**	**5.67**	**0.90**	**163**	**40.15**	**1.24**	**1,062**	**47.12**	**1.19**	**1,805**

SE Sorowar Sulphides

ALLIED GOLD LIMITED



N
500m
Existing Sorowar Pit Outline
Haul Road
Drillhole Collars - New Results
Drillhole Collars - Previous Drilling
NW SOROWAR
Sorowar Pit
SOROWAR WEST
SE SOROWAR
210,500 mN
210,000 mN
209,500 mN
ALLIED GOLD LTD
SIMBERI GOLD PROJECT - SOROWAR
LATEST RESULTS - September 2008
Figure 1

SE Sorowar Sulphides

ALLIED GOLD LIMITED



SE SOROWAR - SCHEMATIC SECTION
N
A
A'
OXIDE
SULPHIDE
RC1630
RC1533
RC1629
RC1628
RC1510
RC1627
RC1509
MN002
30m@1.75g/t
23m@1.54g/t
incl
1m@11.45g/t
27m@9.75g/t
incl
13m@18.73g/t
19m@1.91g/t
incl
1m@9.76g/t
6m@3.36g/t
8m@4.76g/t
incl
1m@18.20g/t
18m
@
2.93g/t
11m@1.27g/t
27m@1.42g/t
6m@4.09g/t
25m@11.64g/t
incl
11m@24.64g/t
31m@1.21g/t
50m
Au assay > 0.5 grams per tonne
Figure 2

Simberi Sulphide Intersections

Deposit	Drillhole	From (m)	To (m)	Interval (m)	Grade (g/t Au)
Samat North	RC 343	27	54	27	25.0
Samat North	RC 444	23	49	26	14.0
Samat South	RC 158	6	34	28	10.3
Samat South	RC 224	10	39	29	7.4
Pigiput	P001	191	196	5	146.0
Pigiput	P034	129	134	5	123.5
Sorowar	So 008	158	166	8	86.2
Sorowar	RC 079	62	82	20	15.9

The Targets - Magnetic Lows


N
ALLIED GOLD LTD
SIMBERI ISLAND
Aeromagnetics with
Pit Outlines

The Targets – K Enrichment

ALLIED GOLD LIMITED



N
ALLIED GOLD LTD
SIMBERI ISLAND
Radiometrics -
Potassium Count
with Pit Outlines

The Targets – IP Chargeability

ALLIED GOLD LIMITED



42,500 mE
45,000 mE
47,500 mE
212,500 mN
210,000 mN
207,500 mN
N
2km
SOROWAR
KEKENMINDA
PATAN
PIGIPUT
PIGIBO
BOTLU
Pigiput
Camp
Plant Site
PIGICOW
SAMAT
BEKOU
Pit Outlines at Surface
Haul Road
Ropecon
SIMBERI ISLAND
INDUCED POLARISATION SURVEYS(1997-2008)
MODELLED CHARGEABILITY 100M BELOW SURFACE

The Targets – Soil Geochemistry

ALLIED GOLD LIMITED



42,500 mE
45,000 mE
47,500 mE
212,500 mN
210,000 mN
207,500 mN
205,000 mN
N
1 km
SOROWAR
KEKENMINDA
PATAN
PIGIBO
PIGIPUT
BOTLU
Plant Site
Pigiput Camp
PIGICOW
SAMAT
BEKOU
AIRSTRIP
Pit Outline
Haul/Pit Access Road
Ropecon Path
Legend
> 2.0 g/t Au
1.0 - 2.0 g/t Au
0.5 - 1.0 g/t Au
0.2 - 0.5 g/t Au
0.1 - 0.2 g/t Au
< 0.1 g/t Au
ALLIED GOLD LTD
SIMBERI ISLAND - ML 136
AUGER C HORIZON SAMPLES

Sustainable growth through medium term exploration

ALLIED GOLD LIMITED

Barrick farm-in agreement – summary of key terms

- Letter of Intent signed March 2009 in relation to EL609 that encompasses Big Tabar and Tatau Islands.
- Barrick committed to minimum expenditure of AUD2 million in the first two years.
- Barrick required to sole fund AUD8 million of expenditure within four years to earn a 51% interest.
- Barrick can increase its interest to 70% if it spends a further AUD12 million in the next four year period.
- If Barrick withdraws before earning a 51% interest, it retains no interest in the venture.
- On execution of the Letter of Intent, Barrick subscribed for 17,647,057 ALD shares at AUD0.85 per share – an injection of AUD15 million into ALD.

Big Tabar & Tatau - Barrick

ALLIED GOLD LIMITED



ML136
SIMBERI
5km
PROSPECT LOCATIONS
SITE/CAMP LOCATIONS
EL609
TATAU
MAPUA
BIG TABAR
ALLIED GOLD LTD
SIMBERI, TATAU, BIG TABAR & MAPUA ISLANDS
ML136 & EL609 LOCATIONS

Barrick Diamond Drilling at Tupinda

ALLIED GOLD LIMITED



Tupinda Au-Cu IP Chargeability

ALLIED GOLD LIMITED



38 000 E
39 000 E
40 000 E
183 000 N
182 000 N
181 000 N
180 000 N
179 000 N
N
TUPINDA

TABAR ISLAND - TUPINDA PROSPECT
POLE - DIPOLE SURVEYS
MODELLED CHARGEABILITY 100M BELOW SURFACE

Looking Forward Exploration & Development

ALLIED GOLD LIMITED

- Continue to define extensions to oxide ore at known current mining areas to replace annual production or ~85,000ozs p.a.
- Continue to explore for and define additional oxide resources.
- Complete a new ore reserve estimate for the Sorowar deposit by year end 2008.
- Complete a resource estimate on Pigiput East oxides by year end 2008.
- Continue definition drilling of Pigiput sulphides and possible extension and connection to Sorowar.
- Carry out drilling on other known sulphide targets and untested IP anomalies.
- Commence sulphide test work and develop process route and construction to be operational by end of 2010, and add additional 100,00 ozs p.a. to production
- Strong potential to discover economic mineralisation on Big Tabar & Tatau Islands with JV Partner, Barrick

Conclusion

ALLIED GOLD LIMITED

- Existing gold producer with significant price participation.
  - Production ramping up
  - Costs yet to fully optimised (lowest cost quartile target)
  - Reducing debt position.

- Peer group comparison suggests relative value for existing production profile.

- Significant accretive cost initiatives requiring moderate CAPEX identified.

- Capital structure of ALD group being reviewed to accelerate growth and fund expansion initiatives.

Conclusion

- Proven exploration track record in one of the world's most prospective gold regions provides near term organic production growth.


GRASBERG
>52Moz
FRIEDA RIVER
8Moz
LIHIR
>40Moz
WILD DOG
PANGUNA
16Moz
OK TEDI
10Moz
PORGERA
>22Moz
WAFI
5Moz
TOLUKUMA
MISIMA
5Moz
GOLD RIDGE
>2Moz
VATUKOULA
>6Moz
MT KASI
Major crustal structures
Major gold or copper-gold deposits (Pacific Rim)


Simberi Total Gold Resources
Kozs Au
3500
3000
2500
2000
1500
1000
500
0
1996
1998
2000
2002
2004
2006
2008
Years

- Barrick farm-in agreement underwrites sustainable medium to long term growth through exploration programs.

Competent Persons Statement

ALLIED GOLD LIMITED

The information in this presentation that relates to project financial modelling, mining, exploration and metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr. C.R. Hastings, MSc, BSc, who is Member of the Australian Institute of Mining and Metallurgy, and a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". This presentation report is a summary and based on Code-compliant Public reports to the ASX, including Company Announcements and Quarterly reports, and Company Annual reports. Mr Hastings consents to the release of the information in this ASX release in the form and context in which it appears.

The information in this presentation that relates to Ore Reserves has been compiled by Mr J Battista of Golder Associates who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Battista has had sufficient experience in Ore Reserve estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Battista consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

The information in this presentation that relates to Mineral Resource Estimates for Sorowar, Pigiput Bekouw and Pigiput has been compiled by Mr S Godfrey of Golder Associates who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Godfrey has had sufficient experience in Mineral Resource estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Godfrey consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.